File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May  2003

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

300-4401 Still Creek Drive
Burnaby, BC V5C 6G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

     Not applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc. (Registrant)

Date: May 20, 2003	By:	/s/ Troy Bullock Troy Bullock CFO

NEWS RELEASE

For Immediate Release

First quarter results reflect launch of

Norsat OmniLink™ family of portable terminals,

stable microwave revenues

Burnaby, British Columbia, Canada (May 20, 2003, 7 pm PDT) - Norsat International Inc. (NASDAQ — NSAT; TSX — NII) today announced its financial results for the first quarter ended March 31, 2003, which reflect stable revenues in the traditional Microwave business, and the Company’s focus on the sales and marketing of the Norsat OmniLink™ portable satellite terminal product line.

Financial Results

Revenues in the first quarter of 2003 were $3,367,110, up 12% from the $3,005,588 earned in the first quarter of 2002, despite significant price weakness in the Microwave components market. The increase reflects business growth in the Microwave group and a follow-on order of Norsat OmniLink™ accessories to a military customer.

Gross margins declined in the first quarter as a result of the price weakness in microwave components and a concerted effect to reduce the company’s inventory of selected microwave products. The gross margin for the Norsat OmniLink™ group remained strong at 52% but year over year comparisons are distorted due to the inclusion in 2002 of high margin Open Network service agreements not present in 2003. As a result, gross margin in the first quarter of 2003 were 22% of revenue compared to 46% in the same period last year.

“We continue to produce solid revenues from our traditional Microwave Products business and are now positioned to grow with the first commercial release of the Norsat NewsLink™, unveiled at the National Association of Broadcasters (NAB) show in the first week of April”, stated Yutaka Ueda, Norsat’s President and Chief Executive Officer.

During the first quarter of 2003, the Company continued to invest in new marketing and sales capabilities required to address both the Norsat OmniLink™ market and Microwave Products. As a result, selling, general, and administrative (SG&A) expenses were $1,718,642 in the first quarter, 17% higher than the $1,474,856 in the same period last year.

The increase in marketing and selling expenses was more than offset by a decrease in product development expenditures. Product development activities are solely focused on Norsat OmniLink™ portable satellite terminals and the expenses reflect the effort required to achieve the commercial release of the Norsat NewsLink™ Model 3200 to the market. Product development expenditures totaled $1,250,886, a decrease of 19% from $1,542,807 in the same period last year.

In the first quarter of 2003, Technology Partnerships Canada (TPC) contributions were $531,556, compared to $705,417 in the same period last year. The reduction in TPC funding is proportional to the overall reduction in product development expenditures.

The net effect of the above factors was a loss before amortization, restructuring and other expenses of $1,682,485 in the first quarter of 2003, compared to $924,614 in 2002.

In the first quarter of 2003, amortization and restructuring costs declined 29% and totaled $749,972 compared to $1,049,143 in the same period in 2002.

The net loss for the quarter was $2,705,658 or $0.08 per share compared to $2,086,324 or $0.06 per share in 2002.

First quarter highlights

•	CBS News and a second major US news network, which requested confidentiality, began broadcasting live from the Iraq war using Norsat NewsLink™ — the ultra-portable SNG terminal.

•	A follow-on sale of Norsat OmniLink™ (now referred to as the Norsat SecureLink™) accessories was delivered to the previously unnamed military customer.

•	Several Norsat SecureLink™ demonstrations were given to the United States Defense department and other government agencies.

•	The Norsat OmniLink™ product and engineering team released the next generation Norsat NewsLink™ — Model 3200, with the latest upgrades.

•	In April, the Company participated in the National Association of Broadcasters (NAB) exhibition and conference in Las Vegas, Nevada. NAB is well regarded as the largest tradeshow for broadcasters in the world.

Liquidity and Capital Resources

The Company’s cash and short-term investments balance at March 31, 2003 was $2,929,072, compared to $2,979,776 at December 31, 2002.

The Company had total working capital of $5,626,164 at March 31, 2003, compared to $6,903,355 at December 31, 2002.

This change in the Company’s working capital position was a result of a deposit received toward a private placement of $1,050,870, which was offset by a cash loss from operations of $2,325,686. Cash from working capital of $1,282,483 was generated through inventory and receivable reductions, partially offset by cash used to reduce accounts payable and fund previously accrued restructuring costs.

Subsequent to the quarter end, on April 8, 2003, the Company completed a private placement consisting of 2,000,000 units at US$1.00 per unit, for proceeds of US$1,976,510, net of share issue costs. Each unit consists of one common share and one share purchase warrant. The warrants expire after three years and entitle the holder to purchase one additional common share of the Company for US$1.00.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat’s 2002 Annual Report. A discussion of the critical accounting policies and the related estimates, are included in Management’s Discussion and Analysis in the 2002 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2002, other than those discussed in note 2 of the following unaudited financial statements for the period ended March 31, 2003.

Quantitative and Qualitative Disclosures About Market Risk

The Company has operations in Canada and a number of countries outside of North America and therefore is subject to risks typical of an international business including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the future results could be materially adversely affected by changes in these or other factors.

The Company’s sales and corresponding receivables are substantially in U.S. dollars. However, the Company incurs the majority of its research and development, customer support costs and administrative expenses in Canadian and other local currencies. Norsat is exposed, in the normal course of business, to foreign currency risks on these expenditures. The Company has evaluated its exposure to these risks and has determined that its only significant foreign currency exposure at this time is to the U.S. dollar. At this time, the Company does not believe its exposure to other currencies is material.

The Company does not engage in hedging transactions as historically its gains and losses on foreign currency transactions have not been significant.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

Financial Statements
Norsat International Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$2,607,107	$2,907,811
Short-term investment	321,965	71,965
Accounts receivable	1,937,850	4,314,419
Inventories	4,783,552	5,488,813
Prepaid expenses and other	626,335	419,927
Current assets from discontinued operations	437,192	504,364

	10,714,001	13,707,299
Property and equipment	2,380,699	2,696,490
Goodwill	440,095	440,095
Other assets	89,615	182,017

	$13,624,410	$17,025,901

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$2,070,465	$1,989,818
Accrued liabilities	1,834,638	3,211,479
Current liabilities from discontinued operations	1,150,064	1,268,805
Deferred revenue	32,670	333,842

	5,087,837	6,803,944
Long-term debt	1,220,846	1,251,442
Shareholders’ Equity:
Share capital (note 3)	35,766,238	34,715,368
Contributed surplus	1,188,741	1,188,741
Equity component of long-term debt	1,909,127	1,909,127
Deficit	(31,548,379)	(28,842,721)

	7,315,727	8,970,515

	$13,624,410	$17,025,901

Subsequent event (note 7)

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended
	March 31,

	2003	2002

Sales	$3,367,110	$3,005,588
Cost of sales	2,611,623	1,617,956

	755,487	1,387,632
Expenses
Selling, general and administrative	1,718,642	1,474,856
Product development	1,250,886	1,542,807
Technology Partnerships Canada funding	(531,556)	(705,417)

	2,437,972	2,312,246
Loss before amortization, restructuring and other expenses	(1,682,485)	(924,614)
Amortization	379,972	519,604
Restructuring charge	370,000	529,539

	749,972	1,049,143
Loss before other expenses	(2,432,457)	(1,973,757)
Other expenses (note 4)	273,201	112,567

Net loss	(2,705,658)	(2,086,324)

Deficit, beginning of period	(28,842,721)	(22,572,460)

Deficit, end of period	$(31,548,379)	$(24,658,784)

Basic and fully diluted net loss per common share	$(0.08)	$(0.06)

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended
	March 31,

	2003	2002

Cash provided by (used in):
Operations:
Net loss	$(2,705,658)	$(2,086,324)
Items not involving cash:
Amortization	379,972	519,604
Issuance of common shares for services	—	198,000
Foreign exchange gain on long-term debt	(97,586)	—
Interest expense	66,990	43,120
Loss on conversion of promissory note	—	—
Changes in non-cash working capital (note 6)	1,282,483	(129,805)

Cash used in continuing operations	(1,073,799)	(1,455,405)
Changes in non-cash working capital from discontinued operations	(20,265)	(114,499)

Cash used in operations	(1,094,064)	(1,569,904)
Investments:
Net purchase of property and equipment	(7,510)	(20,296)
Purchase of short-term investment	(250,000)	—

	(257,510)	(20,296)
Financing:
Subscription received in advance	1,050,870	—
Issue of promissory note	—	2,953,188
Issue of long-term debt	—	461,604

	1,050,870	3,414,792
Effect of change in exchange rates on cash	—	—

Increase (decrease) in cash and cash equivalents	(300,704)	1,824,592
Cash and cash equivalents, beginning of period	2,907,811	2,160,678

Cash and cash equivalents, end of period	$2,607,107	$3,985,270

Supplemental cash flow disclosure (note 6)

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

1 Continuing operations:

These interim consolidated financial statements (the “financial statements”) have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations for the three months ended March 31, 2003 and in prior periods.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees and reducing operating costs. Management is also pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

2 Significant accounting policies:

(a)  Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company’s 2002 Annual Report.

(b)  Stock-based compensation:

The Company accounts for stock option grants to employees and directors using the intrinsic value method. Accordingly, no compensation cost has been recognized for such grants beginning on or after January 1, 2002 as the exercise price is equal to the market price of the stock on the date of grant.

During the three months ended March 31, 2003, 175,900 options were granted to purchase the same number of common shares with an average exercise price of $1.44 per common share.

If compensation cost for the Company’s employee stock options issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net loss would have increased by $202,000 to $12,907,658 and loss per common share of $0.08 would increase to $0.09 for the three months ended March 31, 2003. The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of two years, no dividends, average expected volatility of 90%, and risk-free interest rates of 3%.

3 Share capital:

On March 17, 2003, the Company received a deposit of US$710,000 towards a subscription agreement whereby the Company is to issue 710,000 units at US$1.00 per unit. Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00 (note 7).

4 Other expenses:

	Three months ended
	March 31,

	2003	2002

Net interest — cash	$66,788	$80,244
Interest — non-cash	66,990	43,120
Foreign currency loss (gain)	139,423	(10,797)

	$273,201	$112,567

5 Segmented information:

The following tables set fourth information by operating segments from continuing operations for the three months ended March 31, 2003 and 2002 respectively. The comparative balance sheet amounts are as at December 31, 2002.

2003	Microwave	Norsat OmniLink™	Consolidated

Sales	$2,788,761	$578,349	$3,367,110
Gross profit	452,733	302,754	755,487
Total assets related to continuing operations	7,527,281	5,659,937	13,187,218
Property and equipment	377,119	2,003,580	2,380,699

2002	Microwave	Norsat OmniLink™	Consolidated

Sales	$2,684,552	$321,036	$3,005,588
Gross profit	1,199,603	188,029	1,387,632
Total assets related to continuing operations	9,531,006	6,959,227	16,490,233
Property and equipment	298,274	2,398,216	2,696,490

6 Supplemental cash flow disclosures:

	Three months ended
	March 31,

	2003	2002

Changes in non-cash operating working capital:
Accounts receivable	$2,376,569	$1,513,794
Inventories	705,261	(510,237)
Prepaid expenses and other	(206,408)	(83,221)
Accounts payable and accrued liabilities	(1,296,194)	(844,761)
Deferred revenue	(301,172)	(205,380)
Deferred financing costs	4,427	—

	$1,282,483	$(129,805)

Supplementary information:
Interest paid	$119,200	$—

7 Subsequent event:

On April 8, 2003, the Company entered into private placement agreements totaling 2,000,000 units at US$1.00 per unit, for proceeds of US$1,976,510, net of share issue costs of US $23,490 (CDN$35,000), of which US$710,000 was received prior to March 31, 2003 (see note 3). Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00.

8 Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2003.

About Norsat International Inc.

Norsat International Inc. designs and markets satellite products for high-speed data transmission, including the Norsat OmniLink™ group of portable satellite terminals for application in remote or hostile environments.

For more information contact:

Troy Bullock, Chief Financial Officer Phone: 604-292-9032 Fax: 604-292-9100 investor@norsat.com	NORSAT INTERNATIONAL INC. 300-4401 Still Creek Drive Burnaby, BC Canada V5C 6G9 www.norsat.com